EXHIBIT 21

Subsidiaries of DGSE Companies, Inc.

The following is a list of subsidiaries of DGSE Companies, Inc., other than subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission). All the listed subsidiaries are owned 100% by DGSE Companies, Inc.

Company Name	State of Incorporation
DGSE Corporation	Texas
National Jewelry Exchange, Inc.	Texas
Charleston Gold & Diamond Exchange, Inc.	South Carolina
American Pay Day Centers, Inc.	Nevada
US Bullion Exchange, Inc.	Nevada